SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Halcón Resources Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40537Q605
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Copies to:
Mark Cognetti, Esq.
Michael Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 40537Q605	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,390,167 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,390,167 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,390,167 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.11%
14	TYPE OF REPORTING PERSON IA, PN

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Halcón Resources Corporation, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on October 22, 2018 (the “Original 13D” and, as amended by Amendment No. 1 to Schedule 13D filed on February 4, 2019 and this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 4.	PURPOSE OF THE TRANSACTION
Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:
On April 17, 2019, Fir Tree entered into an agreement (the “Settlement Agreement”) with the Issuer, pursuant to which the Issuer increased the size of the Board from seven to eight members and appointed Carin M. Barth to serve as a Class A director with a term expiring at the Issuer’s annual meeting of stockholders in 2020 (the “2020 Annual Meeting”) or until her earlier resignation or removal.  Fir Tree has agreed to vote the shares of Common Stock beneficially owned by it or its affiliates in favor of the re-election of the Issuer’s Class C directors at the 2019 annual meeting of stockholders and otherwise in accordance with the Board’s recommendation on routine matters.
Pursuant to the Settlement Agreement, the Issuer also agreed that the Board will work in good faith to, as soon as practicable but in any case prior to July 15, 2019, identify and appoint an additional director who qualifies as independent under the rules of the Securities and Exchange Commission and New York Stock Exchange and is reasonably acceptable to Fir Tree.  This additional director would be assigned to serve as a Class A director.  If an additional director has not been appointed by July 15, 2019, Fir Tree shall have the right to nominate a candidate (who meets the independence requirements set out above) reasonably acceptable to the Board, to be appointed within 30 days.
The Settlement Agreement includes certain restrictions, applicable from April 17, 2019 until the earlier of (i) the first day of the time period established pursuant to the Issuer’s bylaws for stockholders to deliver notice to the Issuer of director nominations to be brought before the 2020 Annual Meeting, and (ii) the consummation of a business combination, liquidation or similar extraordinary transaction (the “Standstill Period”). During the Standstill Period, Fir Tree is, among other things, restricted from engaging in any solicitation of proxies or written consents relating to the Issuer, acquiring all or substantially all of the assets of the Issuer, or acquiring any voting stock that would result in Fir Tree having beneficial ownership of more than 10% of the Issuer’s outstanding Common Stock.
The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 5 hereto and is incorporated herein by reference.

Item 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:
On April 17, 2019, Fir Tree and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 5 hereto. Item 4 is expressly incorporated by reference herein.
Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 of this Schedule 13D is hereby amended to add the following exhibit:
5	Settlement Agreement, dated as of April 17, 2019 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Halcón Resources Corporation, filed April 18, 2019).

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 18, 2019	FIR TREE CAPITAL MANAGEMENT LP By: /s/ Brian Meyer Name: Brian Meyer Title: General Counsel